UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________.

Commission file number:  01026.

A.  Full title and address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, Louisiana 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Financial Statements

Signature

Exhibit 23.1:  Consent of PricewaterhouseCoopers LLP

Whitney National Bank Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Whitney National Bank Savings Plus Plan
Index
December 31, 2008 and 2007

Page(s)

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney National Bank Savings Plus Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 29, 2009

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value	$97,319,637	$139,929,968
Participant loans	2,762,266	2,749,259
Total investments	100,081,903	142,679,227
Dividends and interest receivable	227,013	309,702
Total assets	100,308,916	142,988,929
Liabilities
Due to broker for securities purchased	194,800	456,973
Total liabilities	194,800	456,973
Net assets available for plan benefits, at fair value	100,114,116	142,531,956

Adjustment from fair value to contract value for indirect interest in
benefit-responsive investment contract	543,002	62,421
Net assets available for plan benefits	$100,657,118	$142,594,377

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2008

Additions:
Investment income
Interest	$ 220,475
Dividends	1,215,955
Net depreciation in fair value of investments	(42,711,509)
(41,275,079)
Contributions
Employer	3,838,285
Employee	7,962,237
Others (including rollovers)	430,645
Total contributions	12,231,167
Total additions	(29,043,912)
Deductions:
Benefits paid to participants	12,878,530
Administrative expenses	14,817
Total deductions	12,893,347
Decrease in net assets available for plan benefits	(41,937,259)
Net assets available for plan benefits
Beginning of year	142,594,377
End of year	$100,657,118

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Plan Description

General
The following description of the Whitney National Bank Savings Plus Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Whitney National Bank (the “Bank” or “Whitney”) is the sponsor of the Plan.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Bank’s Trust and Wealth Management Division acts as Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department.  The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations.  The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation.  The foregoing provisions qualify the Plan as a Safe Harbor Plan in 2008 and 2007.  Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.  The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions to another qualified employee benefit plan.  The Plan was amended in 2008 to authorize the Bank to make discretionary profit sharing contributions, beginning in 2009, on behalf of participants in the Plan who are either (i) ineligible to participate in the Bank’s qualified defined-benefit pension plan or (ii) subject to the freeze in benefit accruals under the defined-benefit plan.  The discretionary profit sharing contribution for a Plan year is 4% of the covered participants’ eligible compensation for such year and is allocated only to participants who are employed at year end.

Vesting
Participants vest immediately in their voluntary contributions, matching Bank contributions and investment earnings.  Participants vest in their allocated profit sharing contribution accounts after completing three years of service, subject to earlier vesting in the case of retirement, death or disability.

Benefits
Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or in the event of death, disability or retirement.  Participants may also transfer their account balance to another tax deferred qualified plan.  A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions.  In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution.  The Plan has adopted the hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”).  The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, and investment income, gains and losses.

Participation
The Plan covers all salaried employees of the Bank who have completed six months or more of employment (eligible participants).

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000.  Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence.  Plan amendments in response to KETRA temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms.  The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 5% and 9.5% for 2008 and 2007.  Principal and interest is paid ratably through semi-monthly payroll deductions.  Upon origination of a loan, participants are charged an administrative fee.  Loan fees are reflected in administrative expenses.

Investment Options
Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested.  Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund and Whitney Holding Corporation common stock.  Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Whitney stock.  During 2008 and 2007, most of the cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value.  Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which became effective for the Plan’s 2008 fiscal year, redefined fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 5 for additional discussion of fair value measurements and required disclosures.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  As required by the FSP, the statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Interest income is recorded on an accrual basis.

Net appreciation (depreciation) includes the Plan’s gains on losses on investments bought and sold as well as held during the year.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law.  This election can be made annually and need not be the same each year.  Substantially all of the administrative expenses of the Plan were borne by the Bank in 2008.

Certain asset management fees are imposed under each of the investment options offered by the Plan.  These management fees are charged against the return earned by the applicable investment option.  In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.  Two of the registered investment company investment options deduct a trading fee when shares are held fewer than 90 days.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2008 and 2007:

	2008	2007

Whitney Stock Fund (including cash of $478,273 and
$1,023,585 as of December 31, 2008 and 2007, respectively)	$18,518,799	$28,697,869
Fidelity Advisor Stable Value Portfolio: Class I, at contract value	20,343,607	15,763,904
Fidelity Advisor Equity Income Fund: Institutional Class I	10,001,841	19,355,165
Fidelity Capital Appreciation Fund	11,217,472	20,822,434
Fidelity Contrafund	9,288,723	15,927,534
The Oakmark Equity & Income Fund - Class I	5,745,958	-

During 2008, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) depreciated in value by a net $42,711,509 as follows:

Year Ended
December 31,
2008

Investments in Registered Investment Companies	$(32,702,013)
Investment in Common/Collective Trust	615,267
Investment in Whitney Stock Fund	(10,624,763)
Net Change in Fair Value	$(42,711,509)

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

4.	Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank’s parent, Whitney Holding Corporation (the “Corporation”), at December 31, 2008 and 2007 as shown in the following table:

	2008	2007

Number of shares held	1,128,238	1,058,290
Market value of shares	$18,040,526	$27,674,284
As a % of fair value of the Plan's total investments	18.03%	19.40%
As a % of the outstanding common shares of the Corporation	1.68%	1.61%

With regard to the Whitney Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  As of December 31, 2008 and 2007, there were approximately 1,271,749 and 1,227,669 units outstanding with a market value of approximately $14.35 and $23.01 per unit, respectively, related to the Whitney Stock Fund.

5.	Fair Value

SFAS No. 157, Fair Value Measurements, became effective for Plan’s 2008 fiscal year.  SFAS No. 157 redefines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Although the exchange price concept is not new, the new definition focuses on the exit price as opposed to the entry price, or the price that would be paid to acquire an asset or received to assume a liability.  The standard also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and established a hierarchy to prioritize the inputs that can be used in the fair value measurement process.  The inputs in the three levels of this hierarchy are described as follows:

Level 1
Quoted prices in active markets for identical assets or liabilities.  An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices.  This would include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs, to the extent that observable inputs are unavailable. This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

The Plan’s investments in registered investment companies (e.g., mutual funds) are valued using the Net Asset Value (NAV) of shares held by the plan at year end.  The Plan’s investment in common/collective trusts consists of an investment in a stable value fund.   The stable value fund invests primarily in high-quality debt securities and enters into contracts designed to allow the fund to maintain a constant NAV and provide other portfolio protection.  The fair values of the underlying assets of the stable value fund were based on either quoted prices in active markets or observable inputs or quotations from inactive markets.  The Plan obtains the fair value of its investment in the stable value fund from the fund’s administrator.  The fair value of the Plan’s Whitney Stock Fund investment represents the value of the common shares held based on the closing price reported on the exchange on which the shares are traded plus any cash held by the fund.  Loans to participants are reported at cost, which approximates fair value.

The following table below presents, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

	December 31, 2008
	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$ 59,000,233	$ -	$ -	$ 59,000,233
Common Collective Trusts	-	19,800,605	-	19,800,605
Whitney Stock Fund	18,518,799	-	-	18,518,799
Participant Loans	-	-	2,762,266	2,762,266
Total Investments at Fair Value	$ 77,519,032	$ 19,800,605	$ 2,762,266	$ 100,081,903

Level 3 Assets
Year Ended December 31, 2008
Participant Loans

Balance, beginning of the year	$ 2,749,259
Issuances, repayments, distributions, net	13,007
Balance, end of the year	$ 2,762,266

6.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock.  Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the Statements of Net Assets Available for Plan Benefits for future periods.

7.	Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of a common/collective trust that are managed by an affiliate of Fidelity, and Whitney Holding Corporation common stock.  Fidelity is the recordkeeper and custodian as defined by the Plan and Whitney Holding Corporation is the Bank's parent.  Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules.  Additionally, participant loans are related party transactions which are also exempt from the prohibited transaction rules.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated June 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC.   The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

9.	Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date.  In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan’s assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2008 and 2007

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$100,657,118	$142,594,377
Less: Benefit claims payable	(300,719)	(303,336)
Less: Adjustment from contract value to fair value	(543,002)	(62,421)
Net assets available for benefits per the Form 5500	$99,813,397	$142,228,620

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per financial statements	$12,878,530
Add: Benefit claims payable at December 31, 2008	300,719
Less: Benefit claims payable at December 31, 2007	(303,336)
Benefits paid to participants per Form 5500	$12,875,913

Whitney National Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
		Description of
		investment including
		maturity date, rate of		(e)
	(b)	interest, collateral, par	(d)	Current
(a)	Identity of issuer, borrower, lessor or similar party	or maturity value	Cost **	Value

	Federated Mid Cap Index Fund	Registered investment co.		$ 2,616,665
*	Fidelity Advisor Equity Income Fund: Institutional Class I	Registered investment co.		10,001,841
*	Fidelity Advisor Intermediate Bond Fund: Class I	Registered investment co.		3,981,679
*	Fidelity Advisor Value Strategies Fund: Class I	Registered investment co.		1,218,648
*	Fidelity Capital Appreciation Fund	Registered investment co.		11,217,472
*	Fidelity Contrafund	Registered investment co.		9,288,723
*	Fidelity Four-in-One Index Fund	Registered investment co.		351,542
*	Fidelity Freedom Income Fund	Registered investment co.		101,546
*	Fidelity Freedom 2000 Fund	Registered investment co.		248,865
*	Fidelity Freedom 2005 Fund	Registered investment co.		140,219
*	Fideltiy Freedom 2010 Fund	Registered investment co.		1,016,576
*	Fidelity Freedom 2015 Fund	Registered investment co.		1,185,901
*	Fidelity Freedom 2020 Fund	Registered investment co.		482,971
*	Fidelity Freedom 2025 Fund	Registered investment co.		319,741
*	Fidelity Freedom 2030 Fund	Registered investment co.		445,656
*	Fidelity Freedom 2035 Fund	Registered investment co.		179,156
*	Fidelity Freedom 2040 Fund	Registered investment co.		164,849
*	Fidelity Freedom 2045 Fund	Registered investment co.		43,912
*	Fidelity Freedom 2050 Fund	Registered investment co.		62,208
*	Fidelity Strategic Income Fund	Registered investment co.		1,283,493
*	Fidelity U.S. Bond Index Fund	Registered investment co.		945,287
*	Spartan U.S. Equity Index Fund - Investor Class	Registered investment co.		3,579,896
*	Spartan International Index Fund - Investor Class	Registered investment co.		2,810,189
	Oakmark Equity & Income Fund - Class I	Registered investment co.		5,745,958
	Wells Fargo Advantage Small Cap Value Fund - Class Z	Registered investment co.		1,567,240

	Subtotal Registered Investment Companies			59,000,233

*	Fidelity Advisor Stable Value Portfolio: Class I	Common/Collective Trust		19,800,605

*	Whitney Holding Corporation Stock	Whitney Stock Fund		18,040,526
*	Cash			478,273
	Subtotal Whitney Stock Fund			18,518,799

*	Various participant loans	5.00% - 9.50%
		2009 - 2017		2,762,266
				$100,081,903

          *Denotes party-in-interest.
          **Cost information not required for participant directed investments under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Whitney National Bank Savings Plus Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Whitney National Bank
Savings Plus Plan

/s/ Paul D. Bergeron
Paul D. Bergeron
Plan Administrator

Date:  June 29, 2009